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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                              Active Voice Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    004938106
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  Allen B. Holeman, Bear, Stearns & Co. Inc.
                  115 South Jefferson Road, Whippany, NJ 07981
                                 (973) 793-2202
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 06, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.    004938106                 13D                   Page    of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                 WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          690,677
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    690,677

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    690,677

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     5.97%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Bear, Stearns & Co. Inc.**
                                IRS # 13-3299429
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          690,677
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    690,677

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    690,677

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     5.97%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       BD

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.   004938106                  13D                   Page    of    Pages


________________________________________________________________________________
Item 1.  Security and Issuer.
          Common Stock             Active Voice Corp.
                                   2901 Third Avenue
                                   Seattle, WA   98121


________________________________________________________________________________
Item 2.  Identity and Background.

     (a)Name:  Bear, Stearns & Co. Inc. ("Bear Stearns")

     (b)Place of Organization:     Delaware

     (c)(i)Principal Business:   Securities Broker/Dealer
        (ii)         Address:    245 Park Avenue
                                 New York, NY 10167
     (d)None

     (e)See Appendix II

     (f)See Appendix I

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 690,677 shares of Common Stock was approximately $13,122,863.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

Bear Stearns has acquired the Common Stock of Active Voice Corp.
in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.
Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of item 4 of Schedule 13D.


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer as of 2/06/2001.

     (a)Number:                                                  690,677
        Percentage:                                              5.97%

     (b)1.Sole power to vote or to direct the vote:              0
        2.Shared power to vote or to direct the vote:            690,677
        3.Sole power to dispose or to direct the disposition:    0
        4.Shared power to dispose or to direct the disposition:  690,677

     (c)Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

     (d)Inapplicable.

     (e)Inapplicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


                                      None

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

                                      None

________________________________________________________________________________

**Bear Stearns & Co. is a subsidiary of The Bear Stearns Companies Inc.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 15, 2001
                                        ----------------------------------------
                                                         (Date)


                                                       /S/
                                        ----------------------------------------
                                                       (Signature)


                                       Barry J. Cohen/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)


                                 APPENDIX I
          DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.

Name                      Principal Occupation or Employment

Alan C. Greenberg         Chairman of the Board and Director

James E. Cayne            President, Chief Executive Officer and Director

Bruce E. Geismar          Chief Operations Officer and Director

Kenneth L. Edlow          Secretary

Michael Minikes           Treasurer and Director

Mark E. Lehman            Executive Vice President/General Counsel
                          Chief Legal Officer and Director

Alan D. Schwartz          Executive Vice President and Director

Warren J. Spector         Executive Vice President and Director

Samuel L. Molinaro Jr.    Chief Financial Officer/Senior Vice President-Finance
                          and Director

E. John Rosenwald Jr.     Vice-Chairman of the Board and Director

Michael L. Tarnopol       Vice-Chairman of the Board and Director

Denis A. Bovin            Director

Peter D. Cherasia         Director

Ralph R. Cioffi           Director

Barry J. Cohen            Director

Wendy L. de Monchaux      Director

John L. Knight            Director

David A. Liebowitz        Director

Richard R. Lindsey        Director

Bruce M. Lisman           Director

Roland N. Livney          Director

Jeffrey Mayer             Director

Donald R. Mullen Jr.      Director

Fares D. Noujaim          Director

Craig M. Overlander       Director

Stephen E. Raphael        Director

Robert M. Steinberg       Director

Donald W. Tang            Director

Michael J. Urfirer        Director

Eli Wachtel               Director

Uzi Zucker                Director


John L. Knight's business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear Stearns & Co. Inc. is a wholly-owned subsidiary of the Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.

                                  APPENDIX II

                               Active Voice Corp.

                      Trading from 12/01/00 through 02/06/2001
                              (Various Firm's Accounts)

                          ***** 02/06 *****
  15,500  ACTIVE VOICE CORP              18.1200       280,860.00
  33,600  ACTIVE VOICE CORP              18.4257       619,103.52
     400  ACTIVE VOICE CORP              18 11/16        7,475.00
   4,000  ACTIVE VOICE CORP              18             72,000.00
      70  ACTIVE VOICE CORP              18              1,260.00
   1,000  ACTIVE VOICE CORP              18 11/16       18,687.50
   1,000  ACTIVE VOICE CORP              18 3/8         18,375.00
   1,200  ACTIVE VOICE CORP              17 3/4         21,300.00
   3,300  ACTIVE VOICE CORP              18             59,400.00
   8,200  ACTIVE VOICE CORP              18 3/8        150,675.00
  40,000  ACTIVE VOICE CORP              18 3/8        735,000.00
 110,000  ACTIVE VOICE CORP              18.1200     1,993,200.00
      20- ACTIVE VOICE CORP              18 3/4            374.98-
  33,600- ACTIVE VOICE CORP              18.4257       619,103.52-
   1,000- ACTIVE VOICE CORP              18.3950        18,394.38-
   5,567- ACTIVE VOICE CORP              18 3/8        102,290.22-
  15,000- ACTIVE VOICE CORP              18.1200       280,850.63-
                          ***** 02/05 *****
     100  ACTIVE VOICE CORP              17 5/8          1,762.50
   1,000  ACTIVE VOICE CORP              17 7/8         17,875.00
   1,000  ACTIVE VOICE CORP              18 1/8         18,125.00
   1,000  ACTIVE VOICE CORP              17 1/2         17,500.00
   1,000  ACTIVE VOICE CORP              17 7/8         17,875.00
   1,000- ACTIVE VOICE CORP              17 15/16       17,936.90-
                          ***** 02/02 *****
   1,000  ACTIVE VOICE CORP              18 5/8         18,625.00
     500  ACTIVE VOICE CORP              18 3/8          9,187.50
                          ***** 01/31 *****
   2,000- ACTIVE VOICE CORP              19 5/16        38,623.71-
                          ***** 01/29 *****
   2,800- ACTIVE VOICE CORP              19.0266        53,272.70-
   4,200- ACTIVE VOICE CORP              19.0266        79,909.05-
   7,000  ACTIVE VOICE CORP              19.0266       266,372.40
     100- ACTIVE VOICE CORP              19 1/8          1,912.43-
     100- ACTIVE VOICE CORP              19              1,899.93-
     100- ACTIVE VOICE CORP              19              1,899.93-
     100- ACTIVE VOICE CORP              19              1,899.93-
     100- ACTIVE VOICE CORP              19              1,899.93-
     100- ACTIVE VOICE CORP              19              1,899.93-
     200- ACTIVE VOICE CORP              19              3,799.87-
   1,000- ACTIVE VOICE CORP              19             18,999.36-
   1,000- ACTIVE VOICE CORP              19 1/4         19,249.35-
   1,000- ACTIVE VOICE CORP              19             18,999.36-
   2,600- ACTIVE VOICE CORP              19 1/16        49,560.84-
   4,600- ACTIVE VOICE CORP              19             87,397.08-
   5,000- ACTIVE VOICE CORP              19             94,996.83-
                          ***** 01/26 *****
   6,300  ACTIVE VOICE CORP              19.1227       120,473.01
   8,400  ACTIVE VOICE CORP              19.1227       160,630.68
     100  ACTIVE VOICE CORP              19 1/8          1,912.50
     100  ACTIVE VOICE CORP              19 1/8          1,912.50
     700  ACTIVE VOICE CORP              19 1/4         13,475.00
   1,000  ACTIVE VOICE CORP              19 1/8         19,125.00
   1,000  ACTIVE VOICE CORP              19             19,000.00
   1,000  ACTIVE VOICE CORP              19 1/4         19,250.00
   2,000  ACTIVE VOICE CORP              19 1/16        38,125.00
   3,000  ACTIVE VOICE CORP              19 1/16        57,187.50
   4,000  ACTIVE VOICE CORP              19 1/16        76,250.00
     100  ACTIVE VOICE CORP              19 1/16         1,906.25
     500  ACTIVE VOICE CORP              19 1/8          9,562.50
     500  ACTIVE VOICE CORP              19 1/8          9,562.50
   1,000  ACTIVE VOICE CORP              19 1/2         19,500.00
   1,300  ACTIVE VOICE CORP              19 1/16        24,781.25
   2,000  ACTIVE VOICE CORP              19 1/16        38,125.00
   2,400  ACTIVE VOICE CORP              19 1/8         45,900.00
   4,800  ACTIVE VOICE CORP              19 1/8         91,800.00
  18,400  ACTIVE VOICE CORP              19.0965       351,375.60
  14,700- ACTIVE VOICE CORP              19.1227       281,094.31-
                          ***** 01/25 *****
     200  ACTIVE VOICE CORP              19 3/4          3,950.00
                          ***** 01/24 *****
     500  ACTIVE VOICE CORP              19 25/32        9,890.63
   4,000  ACTIVE VOICE CORP              19 25/32       79,125.00
   4,500- ACTIVE VOICE CORP              19 13/16       89,153.27-
                          ***** 01/23 *****
     400  ACTIVE VOICE CORP              19 25/32        7,912.50
   1,000  ACTIVE VOICE CORP              19 25/32       19,781.25
   3,000  ACTIVE VOICE CORP              19 25/32       59,343.75
  10,000- ACTIVE VOICE CORP              19 13/16      198,118.39-
                          ***** 01/22 *****
     600  ACTIVE VOICE CORP              19 25/32       11,868.75
   1,000  ACTIVE VOICE CORP              19 25/32       19,781.25
   1,000  ACTIVE VOICE CORP              19 25/32       19,781.25
   2,200  ACTIVE VOICE CORP              19 25/32       43,518.75
      50  ACTIVE VOICE CORP              19 11/16          984.38
                          ***** 01/12 *****
      30  ACTIVE VOICE CORP              19 5/8            588.75
     160  ACTIVE VOICE CORP              19 3/4          3,160.00
                          ***** 01/11 *****
   1,000  ACTIVE VOICE CORP              19 3/4         19,750.00
     500  ACTIVE VOICE CORP              19 25/32        9,890.63
     900  ACTIVE VOICE CORP              19 25/32       17,803.13
   1,000  ACTIVE VOICE CORP              19 25/32       19,781.25
   1,000  ACTIVE VOICE CORP              19 25/32       19,781.25
   1,000  ACTIVE VOICE CORP              19 25/32       19,781.25
   1,200  ACTIVE VOICE CORP              19 25/32       23,737.50
   1,900  ACTIVE VOICE CORP              19 25/32       37,584.38
   2,500  ACTIVE VOICE CORP              19 25/32       49,453.13
   3,100  ACTIVE VOICE CORP              19.7400        61,194.00
  15,000- ACTIVE VOICE CORP              19.8125       297,177.59-
                          ***** 01/10 *****
     500  ACTIVE VOICE CORP              19.5500         9,775.00
                          ***** 01/09 *****
     900  ACTIVE VOICE CORP              19 11/16       17,718.75
   1,600  ACTIVE VOICE CORP              19 11/16       31,500.00
   1,000  ACTIVE VOICE CORP              19 11/16       19,687.50
   1,900  ACTIVE VOICE CORP              19 11/16       37,406.25
     200  ACTIVE VOICE CORP              19 11/16        3,937.50
   2,500- ACTIVE VOICE CORP              19 11/16       49,217.10-
   3,100- ACTIVE VOICE CORP              19.6975        61,060.21-
     100  ACTIVE VOICE CORP              19 11/16        1,968.75
   2,000  ACTIVE VOICE CORP              19 5/8         39,250.00
     100  ACTIVE VOICE CORP              19 11/16        1,968.75
     100  ACTIVE VOICE CORP              19 11/16        1,968.75
     200  ACTIVE VOICE CORP              19 11/16        3,937.50
     400  ACTIVE VOICE CORP              19 11/16        7,875.00
   1,400  ACTIVE VOICE CORP              19 11/16       27,562.50
   2,800  ACTIVE VOICE CORP              19 11/16       55,125.00
                          ***** 12/29 *****
     200- ACTIVE VOICE CORP              19 7/8          3,974.86-
   1,000- ACTIVE VOICE CORP              19 7/8         19,874.33-
                          ***** 12/28 *****
   1,000- ACTIVE VOICE CORP              19 7/8         19,874.33-
   1,000- ACTIVE VOICE CORP              19 7/8         19,874.33-
                          ***** 12/19 *****
   1,000- ACTIVE VOICE CORP              19 7/8         19,874.33-
   1,000- ACTIVE VOICE CORP              19 7/8         19,874.33-
                          ***** 12/14 *****
   2,700  ACTIVE VOICE CORP              19 9/16        52,818.75
   2,700- ACTIVE VOICE CORP              19 9/16        52,816.98-
                          ***** 12/01 *****
   1,000  ACTIVE VOICE CORP              19 7/16        19,437.50

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).